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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         RATIONAL SOFTWARE CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   75409P202
                                 (CUSIP Number)


       W. GEOFFREY STEIN, PURE ATRIA CORPORATION, 1309 SOUTH MARY AVENUE,
                      SUNNYVALE, CA 94087 (408) 720-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 7, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

-----------------------                                  ---------------------
  CUSIP NO. 75409P202             SCHEDULE 13D             PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PURE ATRIA CORPORATION
      94-3141575
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)  [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
                          Approximately 9,520,425 shares (Pure Atria holds
                          the option to purchase shares of Issuer Common
     NUMBER OF            Stock which will become exercisable only upon the
                          occurrence of certain events, as specified in the
      SHARES              Stock Option Agreement filed herewith as Exhibit 4.
                          The option is exercisable for that number of shares,
   BENEFICIALLY           equal to 19.9% of Issuer Common Stock outstanding on
                          the date the option becomes exercisable.  The number
     OWNED BY             of shares reported hereon is approximated based on
                          the number of shares of Issuer Common Stock
       EACH               outstanding at April 7, 1997.)

    REPORTING      -----------------------------------------------------------
                          SHARED VOTING POWER
      PERSON         8
                          -0-
       WITH
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                    9
                          Approximately 9,520,425 shares (Pure Atria holds the option to purchase shares of Issuer Common Stock which will become exercisable only upon the occurrence of certain events, as specified in the Stock Option Agreement filed herewith as Exhibit 4. The option is exercisable for that number of shares equal to 19.9% of Issuer Common Stock outstanding on the date the option becomes exercisable. The number of shares reported hereon is approximated based on the number of shares of Issuer Common Stock outstanding at April 7, 1997.)
                    -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          -0-
 -----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,636,598

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      20.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

--------------------                                         -------------------
CUSIP No. 75409P202               SCHEDULE 13D                Page 3 of 11 Pages
--------------------                                         -------------------

  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Pure Atria Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or
                                                                       ---
for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER.

  This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of Rational Corporation, a Delaware
            -------------------
corporation ("Issuer").  The principal executive offices of Issuer are located
              ------
at 2800 San Tomas Expressway, Santa Clara, California 95051-0951.

ITEM 2.   IDENTITY AND BACKGROUND.

  The names of the people filing this statement are Pure Atria Corporation, a Delaware corporation ("Pure Atria"). The address of the principal office and
                       ----------
principal business of Pure Atria is 1309 South Mary Avenue, Sunnyvale, CA 94087. Pure Atria develops, markets and supports a comprehensive, integrated suite of software products that are designed to improve the software development process and enable the production of reliable, high-quality software. Set forth in Schedule A is a list of each of Pure Atria's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Pure Atria in which such employment is conducted. During the past five years neither Pure Atria nor, to Pure Atria's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Pure Atria nor, to Pure Atria's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Pursuant to an Agreement and Plan of Reorganization dated April 7, 1997 (the "Merger Agreement") among Pure Atria, Wings Merger Corporation, a Delaware
 -----------------
corporation and a wholly-owned subsidiary of Issuer ("Merger Sub") and Issuer,
                                                      ----------
and subject to the conditions set forth therein (including approval by stockholders of Issuer and Pure Atria), Merger Sub will be merged with and into Pure Atria (the "Merger"), with each share of Pure Atria Common Stock being
                 ------
converted into the right to receive 0.90 shares of Issuer Common Stock. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

  This statement on Schedule 13D also relates to an option granted by Issuer to Pure Atria to purchase shares of Common Stock from Issuer and certain other matters as described in Item 4 below.

--------------------                                         -------------------
CUSIP No. 75409P202               SCHEDULE 13D                Page 4 of 11 Pages
--------------------                                         -------------------


ITEM 4.   PURPOSE OF TRANSACTION.

  As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Issuer, with and into Pure Atria in a statutory merger pursuant to the Delaware General Corporation Law ("Delaware
                                                                    --------
Law").  At the effective time of the Merger (the "Effective Time"), the separate
---                                               --------------
existence of Merger Sub will cease and Pure Atria will continue as the surviving corporation and as a wholly-owned subsidiary of Issuer ("Surviving
                                                         ---------
Corporation").  The initial directors of the Surviving Corporation shall be the
-----------
directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware Law and such Certificate of Incorporation; provided, however, at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Pure Atria Corporation." The Bylaws of Merger Sub as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

  In connection with the Merger, holders of outstanding Pure Atria Common Stock will receive, in exchange for each share of Common Stock held by them, 0.9 shares of Issuer Common Stock. In addition, Issuer will assume all purchase rights outstanding under Pure Atria's Employee Stock Purchase Plan and will assume all of the options to purchase Pure Atria Common Stock under the following Pure Atria stock plans: the Pure Atria 1995 Stock Plan, the Pure Software, Inc. 1992 Stock Option/Stock Issuance Plan, the Atria Software, Inc. 1994 Stock Plan, the Atria Software, Inc. 1994 Non-Employee Director Stock Option Plan, the Atria Software, Inc. 1990 Stock Option Plan, the Integrity QA Software, Inc. 1995 Stock Option Plan, the Performix, Inc. 1991 Stock Option Plan and the QualTrak 1994 Stock Option Plan. If the Merger is consummated, the Pure Atria Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

  The Merger Agreement contains customary representations and warranties on the part of Pure Atria and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Pure Atria and Issuer, the receipt of regulatory approvals and the absence of any material adverse effect with respect to either party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

  Under certain circumstances, if the Merger Agreement is terminated without consummation of the Merger, then either Issuer or Pure Atria may be required to pay certain break-up fees to the other party. Specifically, if in certain circumstances either the Issuer or Pure Atria board of directors does not recommend that its stockholders approve the Merger, recommends that its stockholders approve an acquisition proposal superior to the Merger, or fails to hold a stockholder meeting before September 30, 1997, then Issuer or Pure Atria, as the case may be, must pay the other party $18,000,000. Further, if in certain circumstances (i) there is a competitive acquisition bid pending with respect to either party, (ii) the stockholders of such party vote down the Merger (a "Negative Vote"), and (iii) such party consummates or agrees to an acquisition within specified time limits, then such party must pay to the other party $18,000,000. Finally, a party must pay the other party $3 million (in addition to any other break-up fee required) if (i) such party is required to pay the other party the $18 million fee in any case described above, (ii) such party's stockholders vote down the Merger even if no requirement to pay the

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D               Page 5 of 11 Pages
--------------------                                         -------------------

$18 million fee arises, or (iii) such party breaches a representation, warranty or covenant in the Merger Agreement or experiences a material adverse effect such that the other party may and does terminate the Merger Agreement.

  The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

  As an inducement to Pure Atria to enter into the Merger Agreement, certain of Issuer's stockholders (the "Rational Stockholders") have each entered into a
                            ---------------------
Voting Agreement dated as of April 7, 1996 (the "Voting Agreement") with Pure
                                                 ----------------
Atria. Pursuant to the Voting Agreements, the Rational Stockholders to vote, and to grant the Pure Atria Board of Directors a proxy to vote, the shares of Issuer Common Stock owned by them in favor of approval of: (i) the amendment of Issuer's Certificate of Incorporation to increase its authorized share capital to allow for the issuance of Issuer Common Stock by virtue of the Merger and
(ii) the issuance of the Issuer Common Stock by virtue of the Merger. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. Each Rational Stockholder and the number of outstanding shares of Issuer Common Stock held of record by each Rational Stockholder is set forth in Schedule B hereto which is hereby incorporated herein by reference. Pure Atria did not pay any additional consideration to any Rational Stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the form of Voting Agreement included as
Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

  Also in connection with the Merger Agreement, and as an inducement for Issuer to sign such agreement, certain Pure Atria stockholders have entered into a voting agreement with Issuer on substantially the same terms as the Voting Agreement. A copy of the form of this agreement is included as Exhibit 3 to this
Schedule 13D and incorporated herein by reference.

  Also as an inducement to Pure Atria to enter into the Merger Agreement, Pure Atria and Issuer entered into a Stock Option Agreement dated April 7, 1997 ("Stock Option Agreement") pursuant to which Issuer granted Pure Atria the right
  ----------------------
(the "Option"), under certain conditions, to purchase up to that number of
      ------
 shares of Issuer Common Stock equal to 19.9% of outstanding Issuer Common Stock outstanding as of the date the Option first becomes exercisable for $23.375 per share. In the event Pure Atria exercises the option, Pure Atria may pay for the Issuer Common Stock with cash or shares of its own common stock.

  Subject to certain conditions, the Option will be exercisable by Pure Atria
(i) if the Board of Directors of Issuer shall have withheld, withdrawn or modified in a manner adverse to Pure Atria its recommendation in favor of adoption and approval of the Merger Agreement and approval of the Merger in connection with an alternative acquisition proposal with respect to Issuer,
(ii) immediately prior to the consumation of a tender or exchange offer for 25% or more of any class of Issuer's capital stock, or (iii) if there is a Negative Vote by the holders of Issuer Common Stock such that Issuer is required to pay Pure Atria $18,000,000 pursuant to the Merger Agreement. The Stock Option Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement, if the Option has not become exercisable at or prior to that time, or (iii) twelve months following the termination of the Merger Agreement if the Option has become exercisable at or prior to such termination, provided, however, that if the Option is exercisable but cannot
             --------  -------
be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not have

--------------------                                         -------------------
CUSIP No. 75409P202               SCHEDULE 13D                Page 6 of 11 Pages
--------------------                                         -------------------


expired or been terminated, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Option may not be exercised if (i) Pure Atria shall have breached in any material respect any of its covenants or agreements contained in the Merger Agreement or (ii) the representations and warranties of Pure Atria contained in the Merger Agrement shall not have been true and correct in all material respects on and as of the date when made. In addition to the foregoing, pursuant to the Stock Option Agreement, Pure Atria is granted certain put rights with respect to the Option and any Issuer Common Stock acquired upon the exercise thereof and certain registration rights with to any shares of Issuer Common Stock acquired upon the exercise of the Option, and Issuer is granted certain call rights with respect to shares of Issuer Common Stock acquired upon the exercise of the Option.

  The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the form of the Stock Option Agreement included as
Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

  Also in connection with the Merger Agreement, and as an inducement for Issuer to sign such agreement, Pure Atria has entered into a reciprocal stock option agreement with Issuer on substantially the same terms as the Stock Option Agreement, except that the per share exercise price for Pure Atria Common Stock is $21.038. A copy of the form of this agreement is included as Exhibit 5 to this Schedule 13D and incorporated herein by reference.

  Also in connection with the Merger Agreement and to avoid interfering with Issuer accounting for the Merger as a pooling of interests, certain stockholders of Pure Atria (each a "Pure Atria Affiliate") have each entered into an
                       --------------------
affiliate agreement with Pure Atria (collectively, the "Affiliate Agreements")
                                                        --------------------
pursuant to which each Pure Atria Affiliate has agreed to not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put equivalent position or enter into any similar transaction (through derivatives or otherwise) intended to reduce, or having the effect directly or indirectly of reducing, such Pure Atria Affiliate's risk relative to any shares of Pure Atria securities, or Issuer Common Stock received by such Pure Atria Affiliate in connection with the Merger during the period commencing thirty days prior to the Effective Time and ending at such time as financial results covering at least 30 days of combined operations of Pure Atria and Issuer have been published by Issuer. Each Pure Atria Affiliate has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such Pure Atria Affiliate will be made in accordance with Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such Pure Atria Affiliate. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.

  Also in connection with the Merger Agreement, certain of Issuer's directors have each entered into an affiliate agreement with Issuer on substantially the same terms as the Affiliate Agreements; a copy of a form of this agreement is included as Exhibit 7 to this Schedule 13D and incorporated herein in its entirety by reference.

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D               Page 7 of 11 Pages
--------------------                                         -------------------

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

  As a result of and subject to the Voting Agreement and the irrevocable proxy granted pursuant thereto, Pure Atria has sole power to vote an aggregate of 116,173 shares of Issuer Common Stock (including an aggregate of 80,660 shares subject to options purchasable by the Rational Stockholders within 60 days of April 7, 1997) for the limited purposes described in Item 4 above, and such shares constitute approximately .24% of the issued and outstanding shares of Issuer Common Stock as of April 7, 1997. If pursuant to the Stock Option Agreement the Option becomes exercisable, Pure Atria would have the right to acquire up to 19.9% of the Issuer Common Stock outstanding as of the date the Option becomes exercisable. Based on the number of shares of Issuer Common Stock outstanding at April 7, 1997, Pure Atria would have the right to acquire up to 9,520,425 shares of Issuer Common Stock. If such shares are acquired, Pure Atria would have sole voting and, subject to Issuer's call right on such stock, dispositive power over such shares. The Rational Stockholders are not parties to the Stock Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder. As a result of the Voting Agreement and the Option, if it is exercised, Pure Atria may be deemed to beneficially own an aggregate of 9,636,598 shares of Issuer Common Stock (including an aggregate of 80,660 shares subject to options purchasable by the Rational Stockholders within 60 days of April 7, 1997), or approximately 20.1% of the issued and outstanding shares of Issuer Common Stock calculated as of April 7, 1997.

  To Pure Atria's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Pure Atria has not effected any transaction in Issuer Common Stock during the past 60 days and to Pure Atria's knowledge, none of the person named in Schedule A has effected any transaction in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

  Other than as described herein, to Pure Atria's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

1. Agreement and Plan or Reorganization dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Wings Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Rational Software Corporation, and Pure Atria Corporation, a Delaware corporation.

2. Form of Voting Agreement dated April 7, 1997 by and between Pure Atria Corporation, a Delaware corporation, and certain directors of Rational Software Corporation, a Delaware corporation.

3. Form of Voting Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, and certain stockholders of Pure Atria Corporation, a Delaware corporation.

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 8 of 11 Pages
--------------------                                         -------------------


4. Stock Option Agreement dated April 7, 1997, by and between Rational Software Corporation, a Delaware corporation, and Pure Atria Corporation, a Delaware corporation (granting Pure Atria an option to purchase Rational Common Stock).

5. Stock Option Agreement dated April 7, 1997 by and between Pure Atria Corporation, a Delaware corporation, and Rational Software Corporation, a Delaware corporation (granting Rational an option to purchase Pure Atria Common Stock).

6. Form of Affiliate Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Pure Atria Corporation, a Delaware corporation, and certain stockholders of Pure Atria Corporation, a Delaware corporation.

7. Form of Affiliate Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Pure Atria Corporation, a Delaware corporation, and certain directors of Rational Software Corporation, a Delaware corporation.



                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997

                                     PURE ATRIA SOFTWARE CORPORATION


                                     By:  /s/  W. Geoffrey Stein
                                         -----------------------

                                        Title:  Vice President,
                                                General Counsel and Assistant
                                                Secretary

--------------------                                         -------------------
CUSIP No. 75409P202               SCHEDULE 13D                Page 9 of 11 Pages
--------------------                                         -------------------



                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF PURE ATRIA CORPORATION



         Individual               Principal       Name and Address    Citizenship
                                Occupation or    of Corporation or
                                  Employment           Other
                                                  Organization in
                                                   Which Employed

Reed Hastings                   President and    Pure Atria              U.S.
                                Chief            Corporation
                                Executive        1309 South Mary
                                Officer          Avenue
                                                 Sunnyvale, CA
                                                 94087

Chuck Bay                       Vice             Pure Atria              U.S.
                                President,       Corporation
                                Finance,         1309 South Mary
                                Chief            Avenue
                                Financial        Sunnyvale, CA
                                Officer, and     94087
                                Secretary

W. Geoffrey Stein               Vice             Pure Atria              U.S.
                                President,       Corporation
                                General          1309 South Mary
                                Counsel and      Avenue
                                Assistant        Sunnyvale, CA
                                Secretary        94087

Paul H. Levine                  Chairman of      Pure Atria              U.S.
                                the Board of     Corporation
                                Directors        1309 South Mary
                                                 Avenue
                                                 Sunnyvale, CA
                                                 94087

Louis J. Volpe                  Senior Vice      GeoTel                  U.S.
                                President of     Communications
                                Sales and        Corporation
                                Marketing        25 Porter Road
                                                 Littleton, MA
                                                 02173

Thomas A. Jermoluk              Director         @Home Networks          U.S.
                                                 385 Ravendale
                                                 Drive
                                                 Mountain View, CA
                                                 94043


David A. Litwack                Senior Vice      Powersoft Corp.         U.S.
                                President        561 Virginia Road
                                                 Concord, MA 01742

Aki Fujimura                    Director         Pure Atria              U.S.
                                                 Corporation
                                                 1309 South Mary
                                                 Avenue
                                                 Sunnyvale, CA
                                                 94087

--------------------                                         -------------------
CUSIP No. 75409P202               SCHEDULE 13D               Page 10 of 11 Pages
--------------------                                         -------------------



David Barrett                   Vice             Pure Atria              U.S.
                                President of     Corporation
                                Worldwide        1309 South Mary
                                Sales            Avenue
                                                 Sunnyvale, CA
                                                 94087

--------------------                                         -------------------
CUSIP No. 75409P202               SCHEDULE 13D               Page 11 of 11 Pages
--------------------                                         -------------------

                                   SCHEDULE B

                               Issuer Common Stock Held
   Rational Stockholders     of Record as of April 7, 1997/1/

Paul Levy                                    0

Daniel H. Case III                      36,329

Michael T. Devlin                            0

John E. Montague                           600

Leslie G. Denend                        42,498

Allison R. Schleicher                   21,498

James S. Campbell                       15,248

/1/  Includes shares subject to options exercisable through June 7, 1997.